Exhibit (j)(3)

Davis Graham & Stubbs LLP
1550 17th Street
Denver, CO 80202
(303) 892-7443 (Phone)
(303) 893-1379(Facsimile)
 www.dgslaw.com

August 29, 2016

 Redmont Resolute Fund c/o Financial Investors Trust
1290 Broadway
Suite 1100
Denver, Colorado 80203

Re:	Investment in Cayman Islands Subsidiary

Dear Sirs or Mesdames:

You have asked for our opinion whether subpart F income (as defined in Section 952 of the Internal Revenue Code of 1986, as amended (the “Code”), derived by Redmont Resolute Fund (the “Fund”) from its wholly-owned subsidiary organized in the Cayman Islands (the “Subsidiary”) will constitute qualifying income for purposes of the gross income test applicable to regulated investment companies (“RICs”) under Section 851(b)(2).1 Our opinion is based upon the following factual assumptions, which you have represented to us to be true.

Factual Assumptions

The Fund is a series of Financial Investors Trust, a Delaware statutory trust. The Fund intends to qualify, for the current year and each future year, as a RIC under subchapter M of title A, chapter 1, of the Code.

The Subsidiary is incorporated as an exempted company with limited liability under the laws of the Cayman Islands. Under the laws of the Cayman Islands, an exempted company provides for limited liability for all holders of shares. A shareholder’s liability is limited to the amount, if any, unpaid with respect to the shares acquired by the shareholder. No election has been filed or will be filed with the U.S. Internal Revenue Service (the “IRS”) for the Subsidiary to be classified for federal income tax purposes as a disregarded entity or partnership rather than a corporation.

The Fund has made and will continue to make capital contributions to the Subsidiary. The Fund may invest up to 25% of its assets in securities of the Subsidiary under the asset diversification limitations in Section 851(b)(3). Subject to applicable law, the Subsidiary generally may distribute income, gains and surplus capital (i.e., capital in excess of par value) in respect of its shares at the discretion of its directors. The Fund will not guarantee the debts of the Subsidiary. The Fund will at all times hold the Subsidiary for investment.

[1]	Except where otherwise indicated, all Section references are to sections of the Code.

The Fund and the Subsidiary are and will be managed by Highland Associates, Inc. (the “Adviser”), an Alabama corporation the principal business address of which is in Birmingham, Alabama. The Adviser has entered into a written agreement with the Fund and the Subsidiary for these services. As compensation for the services provided by the Adviser to the Fund and the Subsidiary, the Fund will pay the Adviser a management fee, payable on a monthly basis, computed generally as a percentage of average daily net assets under management. The Subsidiary has entered into a separate advisory agreement with the Adviser for the management of the Subsidiary’s portfolio under which the Subsidiary is obligated to pay the Adviser a management fee at the same rate that the Fund pays the Adviser for services provided to the Fund. The adviser has agreed to waive the management fee that it receives from the Fund in an amount equal to the management fee paid by the Subsidiary. This waiver may not be terminated without the consent of the Board of Trustees of the Fund.

The Subsidiary may invest in commodities and commodity-linked instruments, derivatives, short selling, options, futures and similar instruments. It is anticipated that the Subsidiary will invest the majority of its assets in commodity futures. Although the Subsidiary will not be registered as an investment company under the Investment Company Act of 1940 (the “1940 Act), the Subsidiary will comply with applicable requirements of the 1940 Act and Securities and Exchange Commission guidance with respect to transactions in commodity futures and other transactions in derivatives. It is expected that all, or substantially all, of the Subsidiary’s income will be “subpart F income” within the meaning of Section 952.

The Fund intends to make distributions to its shareholders each year in amounts sufficient to cause the Fund to meet the distribution requirements for a RIC and also sufficient to eliminate any federal corporate income tax or excise tax liability for the Fund. The Fund expects the Subsidiary to make distributions to the Fund to the extent necessary to fund such distributions to Fund shareholders.

Discussion

CFC Status of the Subsidiary. The Subsidiary will be classified as a corporation for federal income tax purposes, because it is a limited liability business entity formed under foreign law for which no election has been, or will be, filed with the IRS for non-corporate treatment. As a foreign corporation that is wholly owned by a U.S. person, the Subsidiary will be a “controlled foreign corporation” within the meaning of Section 957 (a “CFC”).2 As a result, income and gain of the Subsidiary that constitutes “subpart F income” within the meaning of Section 952 will be includible in gross income of the Fund each year.3 Distributions by the Subsidiary to the Fund will be excluded from gross income of the Fund under Section 959(a)(1) to the extent they are attributable to subpart F income of the Subsidiary. This exclusion will not apply to dividends attributable to other income or gain of the Subsidiary, if any.

Qualifying Income for RIC Purposes. Section 851(b)(2) provides, in relevant part, that a corporation will not qualify as a RIC for a taxable year unless the corporation derives at least 90% of its gross income for the year from certain enumerated sources including “dividends, interest, payments with respect to securities loans (as defined in Section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in Section 2(a)(36) [of the 1940 Act]) or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies” (the “90% Test”).

[2]	A CFC is a foreign corporation with respect to which “United States shareholders” own more than 50 percent of the total combined voting power or value of the corporation’s outstanding stock. Section 957. A United States shareholder is defined for this purpose as a United States person who owns 10 percent or more of the total voting power of the stock of the foreign corporation. Section 951(b). Because the Fund is a United States person and will be the sole stockholder of the Subsidiary, the Subsidiary will be a CFC.
[3]	If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States shareholder that owns stock in the corporation on the last day of that year is required to include in gross income the shareholder’s pro rata share of the CFC’s subpart F income for the year. Section 951(a)(1).

Section 851(b) contains two separate provisions that potentially treat subpart F income as qualifying income for a RIC. First, Section 851(b) specifically provides, in “flush language,” that: “For purposes of paragraph (2), there shall be treated as dividends amounts included in gross income under Section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under Section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.” Under this provision (the “Subpart F Rule”), to the extent the Subsidiary makes distributions each taxable year in amounts that equal (or exceed) the amounts of its subpart F income in the taxable year, those amounts of subpart F income will constitute “dividends” for purposes of Section 851(b)(2) and, hence, will be qualifying income for purposes of the 90% Test.

In addition, however, there is a statutory basis for concluding that subpart F income is qualifying income for a RIC even in the absence of a current distribution of subpart F income. Section 851(b)(2) provides that qualifying income for purposes of the 90% Test includes “other income . . . derived with respect to [a RIC’s ] business of investing in” stocks or securities. The participating redeemable shares of par value $0.01 of the Subsidiary should constitute “stock” within the meaning of Section 851(b)(2), and should also constitute “securities” for purposes of that Section.4 Accordingly, under this provision (the “Other Income Rule”), subpart F income from the Fund’s investment in the Subsidiary should constitute qualifying income for purposes of the 90% Test regardless of whether it is currently distributed.

Reconciling the Subpart F Rule and the Other Income Rule. The specific treatment under the Subpart F Rule of distributed subpart F income as qualifying income might suggest that a different treatment should apply to undistributed subpart F income - contrary to the literal language of the Other Income Rule. In other words, if the Other Income Rules treats subpart F income as qualifying income under the 90% Test, that would render the Subpart F Rule unnecessary, which might suggest that the Other Income Rule should not be read in this manner.5

For several reasons, however, we believe that the Other Income Rule should not be limited by the Subpart F Rule. First, the two rules are not actually in conflict with each other. At most, the two rules might be viewed as redundant with each other (although even this is doubtful, as discussed below).

Although a statute should normally be construed so as to make each provision meaningful,6 statutes also should be read in accordance with their plain language.7 The Other Income Rule plainly applies to subpart F income derived in connection with a RIC’s business of investing in a CFC. Moreover, redundancies within the Code are commonplace and routinely accepted — an inevitable product of the Code’s size and complexity. Indeed, Section 851(b)(2) itself contains other similar redundancies. For example, that section provides that dividend income is qualifying income for purposes of the 90% Test, and also contains the Other Income Rule. The expressed treatment of dividend income as qualifying income is just as redundant with the Other Income Rule as the Subpart F Rule itself: even in the absence of this expressed inclusion, the Other Income Rule would include dividend income as qualifying income for purposes of the 90% Test. In this light, the overlap of the Subpart F Rule with the Other Income Rule would be unremarkable.

[4]	Section 2(a)(36) of the 1940 Act defines the term “security” as including, inter alia, stock.
[5]	See D. Collinson, “Qualifying Income of a RIC from Investment in a CFC,” 114 Tax Notes 673 (June 11, 2007).
[6]	United States v. Menasche, 348 U.S., 528, 538-39 (1955).
[7]	See Gitlitz v. Commissioner, 531 U.S. 206 (2001).

It is also unclear that the Other Income Rule actually renders the Subpart F Rule redundant. The Other Income Rule would encompass only subpart F income derived with respect to a RIC’s business of investing in stocks or securities. It is unclear therefore how the Other Income Rule would apply to subpart F income derived in connection with the business of trading in (as opposed to investing in) stocks and securities. As a leading treatise points out, the active management that characterizes most RICs make them “traders” rather than just “investors” under common law standards.8 However, the status of a RIC as investor or trader is irrelevant to the application of the Subpart F Rule, unlike the Other Income Rule. Accordingly, in the context of a RIC that is a trader in shares of a CFC with respect to which it is a United States shareholder, the Subpart F Rule provides clarity that may not be provided by the Other Income Rule.9 There is no apparent reason why a RIC that derives subpart F income from a CFC in which it regularly trades shares would not be a trader in stock of the CFC even though (to be a United States shareholder) it must own at least 10% of the voting stock of the CFC.10 Moreover, the Subpart F Rule, as amended by the Tax Reform Act of 1986 (the “1986 Act”), also applies to pass-through income received by a RIC from a passive foreign investment company that is a qualified electing fund under Section 1293 (a “QEF”), and there is no particular reason why a RIC may not be a trader with respect to a QEF.

Finally, nothing in the legislative history of either the Subpart F Rule or the Other Income Rule would suggest limiting the Other Income Rule so that it does not apply to subpart F income. The Subpart F Rule was first enacted in 1975, and the Other Income Rule was enacted in 1986. Before 1975, the subpart F provisions contained a “minimum distribution” exception in Section 963, which provided that a United States shareholder need not include in income its ratable share of subpart F income of a CFC in a year if the CFC distributed a prescribed percentage of its earnings and profits for that year. In 1975, Congress repealed the minimum-distribution exception of Section 963. As a result, all subpart F income would be includible as income for United States shareholders whether or not the CFC made any dividend distributions in a particular year. Accordingly, none of the subpart F income recognized by a RIC with respect to a CFC would be derived in the form of dividend income — and hence none of that income would be qualifying income for RIC purposes under the literal language of the pre-1975 version of Section 851(b)(2). To avoid effecting that change in the law, Congress added the flush language of Section 851(b). Under the Subpart F Rule, a RIC that was a United States shareholder of a CFC would continue to recognize qualifying income, rather than non-qualifying income, from the CFC’s subpart F income to the extent that the CFC made annual distributions of its subpart F income.

The Other Income Rule of Section 851(b)(2) was enacted as part of the 1986 Act in a floor amendment to the Senate bill and therefore is not mentioned in the original House or Senate committee reports on the 1986 Act. In introducing the floor amendment that made these and other changes relating to RICs, Senator Armstrong referred to them as “minor changes” that were “to comply with recommendations of the Treasury Department,” and he inserted into the record a copy of the letter from the Treasury Department that had recommended the changes.11 According to the letter, the Section 851(b)(2) restrictions were intended to ensure that RICs engaged in passive investment activities rather than conducting an active business, but within that constraint the IRS had “often gone beyond the literal terms of the statute in order to give a reasonable interpretation to Section 851(b)(2).”12 Thus, the Other Income Rule language was intended, at least in part, to provide a statutory basis for a more liberal interpretation of the 90% Test for passively investing RICs.

[8]	S.A. Johnston, Taxation of Regulation Investment Companies and their Shareholders (Thomas Reuters/WG&L 2d ed. 2011 & Supp. May 2016-1), ¶ 7.03 at fn. 399.
[9]	The Fund should be an investor and not a trader with respect to the Subsidiary, so this distinction should not affect the application of the Other Income Rule for present purposes.
[10]	In another context, Treasury Regulations provide that a foreign corporation owning a significant percentage of the stocks or securities issued by other corporations is not primarily engaged in trading solely because it engages in sporadic purchase or sales of stock or securities to adjust its portfolio. Treasury Regulation Section 1.864-5(b)(2)(iii).
[11]	132 Cong. Rec. 4045-47 (1986) (remarks of Senator Armstrong); 4047-48 (Feb. 5, 1986 letter from J. Roger Menz, Acting Assistant Secretary of the Treasury for Tax Policy) [hereinafter Menz Letter]; see Rev. Rul. 2006-1, 2006-1 C.B. 261.
[12]	Menz Letter at 4047. Specifically, the Menz letter noted that the IRS had previously granted private letter rulings that gains on sales of certain investment products, such as options and futures contracts on securities, would be qualifying income even though not encompassed within the literal language of §851(b)(2) at that time.

The 1986 Act also broadened the Subpart F Rule to include as qualifying income under the 90% Test pass-through income from a QEF. There is no evidence that Congress considered how the two provisions – the Other Income Rule and the Subpart F Rule – would interact with one another. Subpart F income is not mentioned in the legislative history of the Other Income Rule. The conference committee report to the 1986 Act contains only a brief reference to the Other Income Rule, describing it as providing that “permitted income for RICs is defined to include income … derived with respect to the RIC’s business of investing.”13

Accordingly, the legislative history provides no clear support for excluding subpart F income from the scope of the Other Income Rule in order to prevent redundancy with the Subpart F Rule. If anything, by explaining the Other Income Rule with reference to the passive nature of a RIC’s investment activities, the legislative history suggests that a RIC engaged in trading shares of a CFC may be unable to treat income with respect to that CFC as qualifying income under the Other Income Rule – which, as noted above, provides a meaningful statutory role for the Subpart F Rule in this context.

Section 269. Under Section 269(a), if any person or persons acquires control of a corporation, and the principal purpose of such acquisition is evasion or avoidance of federal income tax by securing the benefit of a deduction, credit or other allowance which such person or corporation “would not otherwise enjoy,” the IRS may disallow such deduction, credit or other allowance. Section 269(a) was enacted to deny losses, credits, deductions and other allowances which could only be obtained by acquiring “a corporation which, because of its own history, had obtained such benefits and which benefits the acquiring person could not otherwise obtain.”14 For Section 269(a) purposes, the acquisition of the controlling stock of a newly organized corporation may be considered an acquisition of control of a corporation.15

As discussed above, by conducting commodities trading activities through the Subsidiary, the Fund effectively is causing such income to be treated as qualifying income under the 90% Test. The IRS might contend that the Fund acquired control of the Subsidiary for the principal purpose of treating the commodities trading income as satisfying the 90% Test, and that Section 269 therefore should apply to disallow this treatment, and to treat the Fund as earning such income directly, rather than through the Subsidiary. If the Fund earned the commodities trading income directly, such income would not be qualifying income for RIC purposes.

For the reasons discussed below, we believe that Section 269(a) should not apply to the Fund’s formation of the Subsidiary.

[13]	H.R. Conf. Rep. No. 99-841, at II-243 (1986).
[14]	Zanesville Inv. Co. v. Commissioner, 335 F.2d 507, 513 (6th Cir. 1964).
[15]	See, e.g., James Realty Co. v. United States, 280 F.2d 394, 398 (8th Cir. 1960).

Section 269 does not apply to all transactions with the principal purpose of tax reduction. Most importantly for present purposes, Section 269 allows the Commissioner to alter the tax treatment of a transaction only where the principal purpose of the acquisition of control of a corporation is to obtain a tax benefit that the taxpayer would not “otherwise” enjoy. As the Tax Court said in Commodores Point v. Commissioner (with respect to the predecessor to Section 269(a)), “[t]he word 'otherwise' can only be interpreted to mean that the deduction, credit, or allowance, if it is to be disallowed, must stem from the acquired control.”16 In Commodores Point, the taxpayer had acquired 58% of the stock of a corporation, and thereafter received dividends from the acquired corporation for which it claimed a dividends received credit. The IRS challenged the dividends received credit under Section 269(a). The Tax Court rejected the IRS challenge, and sustained the taxpayer’s position, on the ground that the dividends received credit claimed was “in no sense dependent upon petitioner's acquisition of a controlling interest” in the acquired company, and that taxpayer would have been entitled to claim a dividends received credit “proportionately as great from any number of shares less than an amount constituting a controlling interest….”17 Commodores Point should be compared with cases in which Section 269(a) was invoked to prevent a taxpayer from claiming a tax benefit that did stem from the acquisition of control. For example, in F.C. Publication Liquidating Corp. v. Commissioner,18 a loss corporation acquired a profitable corporation for the principal purposes of applying the loss company’s net operating loss carryforwards against the acquired company’s taxable income from operations. Following the acquisition, the two corporations filed consolidated returns, which was possible only because the loss corporation had acquired control of the profitable corporation. On these facts, the Second Circuit Court of Appeals sustained the disallowance of the net operating loss deduction under Section 269(a).

In the present situation, the Fund could have obtained the same tax benefit even if it acquired stock of the Subsidiary not constituting a controlling interest in the Subsidiary. For example, the Fund might have jointly acquired the Subsidiary with one or more other RICs whose ownership in the Subsidiary deprived the Fund of control, and the Fund could still have treated income from the Subsidiary – whether in the nature of subpart F income or dividend income – as qualifying income under the 90% Test. Thus, the tax benefit at issue (effectively treating the commodities trading income earned by the Subsidiary as qualifying income under the 90% Test) does not arise from the acquisition of control of the Subsidiary, but rather from the investment in the Subsidiary. Accordingly, Section 269 should be inapplicable.

Section 7701(o). President Obama signed into law the Health Care and Education Reconciliation Act of 2010 (H.R. 4872) (the “Act”) on March 29, 2010. Section 1409 of the Act codified the economic substance doctrine by adding new Section 7701(o). Section 7701(o) does not prescribe when the economic substance doctrine should apply. If the economic substance doctrine applies, however, Section 7701(o) codifies the position, already taken by many courts, that a conjunctive test is used.19 Specifically, Section 7701(o)(1) provides that a transaction (or series of transactions) to which the economic substance doctrine applies is treated as having economic substance only if: (1) it changes in a meaningful way (apart from any U.S. federal income tax effects) the taxpayer’s economic position; and (2) the taxpayer has a substantial purpose (apart from U.S. federal income tax effects) for entering into such transaction. Before enacting Section 7701(o), some circuit courts of appeal would only require a change in economic circumstances or a business purpose. By enacting Section 7701(o), Congress eliminated any distinction between the different federal circuit courts of appeal as to whether the foregoing test should be applied conjunctively or disjunctively.

[16]	Commodores Point International v. Commissioner, 11 TC 411 (1948), acq., 1949-1 CB 1.
[17]	11 T.C. 417. See also Wells Fargo & Co. v. United States, 116 AFTR2d 2015-6738 (DC MN 2015) (applying the reasoning of Commodores Point without regard to the feasibility of alternative arrangements); Costal Oil Storage v. Commissioner, 25 T.C. 1304 (1956), rev’d in another respect, 242 F.2d 396 (4th Cir. 1957). (tax exemption and credits must stem from the acquisition of assets by the taxpayer from another corporation in order to implicate the predecessor to Section 269(a)).
[18]	304 F.2d 779 (2nd Cir. 1962).
[19]	See, e.g., Klamath Strategic Investment Fund v. United States, 568 F.3d 537, (5th Cir. 2009); Coltec Industries, Inc. v. United States, 454 F.3d 1340 (Fed. Cir. 2006); United Parcel Service of America, Inc. v. Commissioner, 254 F.3d 1014 (11th Cir. 2001).

The IRS issued Notice 2010-62 (the “Notice”), which provided interim guidance on Section 7701(o).20 In the Notice, the IRS confirmed that it will continue to rely on relevant case law under the common-law economic substance doctrine in applying the two-prong conjunctive test in Section 7701(o)(1). The IRS indicated that it does not intend to issue general administrative guidance regarding the types of transactions to which the economic substance doctrine either applies or does not apply.

By its terms, the codified version of the economic substance doctrine applies only to a “transaction to which the economic substance doctrine is relevant.”21 Section 7701(o)(5)(A) defines the “economic substance doctrine” as the common law doctrine “under which [U.S. federal income tax benefits] with respect to a transaction are not allowable if the transaction does not have economic substance or lacks a business purpose.” Section 7701(o)(5)(C) further provides that, “[t]he determination of whether the economic substance doctrine is relevant to a transaction shall be made in the same manner as if this subsection had never been enacted.” Thus, the Code requires taxpayers and the IRS to look to common law precedent on the economic substance doctrine to determine whether the statutory economic substance doctrine applies at all.22

Under Section 7701(o)(5)(C), Section 7701(o) applies only when the economic substance doctrine is relevant under common law precedent. Under the seminal case of Moline Properties,23 however, the economic substance doctrine should not be considered relevant to evaluating whether the existence of a corporation should be respected. In Moline, a shareholder attempted to disavow the existence of his wholly-owned corporation in order to avoid the entity-level tax incurred by the corporation upon the sale of its real property. The corporation had engaged in minimal business activity – it had leased a portion of its real property, defended condemnation proceedings against the property, assumed the obligation of the shareholder with respect to the property, and instituted a suit to remove a restriction imposed on the property by a prior deed. Furthermore, the entity had been formed by the shareholder for the purpose of isolating the property from any claims of the shareholder’s outside creditors. The Court stated:

Whether the purpose be to gain an advantage under the law of the state of incorporation or to avoid or to comply with the demands of creditors or to serve the creator’s personal or undisclosed convenience, so long as that purpose is the equivalent of business activity or is followed by the carrying on of business by the corporation, the corporation remains a separate taxable entity.24

[20]	2010-40 I.R.B. 411, amplified by Notice 2014-58, 2014-44 IRB 746.
[21]	Section 7701(o)(1) (emphasis added).
[22]	H.R. Rep. No. 111-443 at 297 (Mar. 17, 2010) (the “House Report”); see also Technical Explanation of the Revenue Provisions of the “Reconciliation Act of 2010,” as amended, in combination with the “Patient Protection and Affordable Care Act,” JCX-18-10 at 154 (Mar. 21, 2010) (the “JCT Report”).
[23]	319 US 436 (1943).
[24]	Id., at 438-439.

Ever since Moline was decided in 1943, the test articulated in Moline has been repeatedly treated as the gold standard for determining when the existence of a corporation should be respected for federal tax purposes. Numerous courts have interpreted the above-quoted statement of the Supreme Court in Moline as a disjunctive test, whereby either a purpose that “is the equivalent of business activity” or the actual “carrying on of a business” is sufficient for an entity to be respected as separate from its owner.25

The Moline test for whether to respect a corporation’s existence should not be considered the equivalent of the economic substance doctrine for purposes of Section 7701(o). Moline does not require a substantial non-tax business purpose for conducting business activities in corporate solution or require that the taxpayer’s economic position be changed in any meaningful way by the existence of a corporation;26 nor does it articulate any other requirement that a corporation actually have any economic substance. Moline merely requires that a corporation be engaged in a minimal level of bona fide business activity to be respected as a separate entity.27 Accordingly, under Moline, the economic substance doctrine, as defined in Section 7701(o)(5)(A), should not be relevant to evaluating whether a corporation’s separate existence should be respected. 28

If Moline were treated as applying an economic substance test for purposes of Section 7701(o), then the routine exercise of organizing a foreign holding corporation (or any other corporation) would implicate Section 7701(o). The harsh conjunctive test for economic substance codified by Section 7701(o) would then supplant the relatively relaxed disjunctive test of Moline, and some of the most common of corporate transactions would be subjected to the rigors of that conjunctive test. It appears unlikely, however, that Congress intended Section 7701(o) to cut such a wide swath. Indeed, the legislative history to Section 7701(o) indicates in a couple of different ways that Congress did not intend for that section to supplant the Moline test.29 First, the House Report describes the “economic substance” doctrine as the doctrine that “denies tax benefits arising from transactions that do not result in a meaningful change to the taxpayer’s economic position other than a purported reduction in federal income tax”30 – a doctrine which, as noted above, Moline does not apply. Second, the House Report states that the House does not intend for Section 7701(o) to alter the tax treatment of “certain basic business transactions that, under longstanding judicial and administrative practice are respected, merely because the choice between meaningful economic alternatives is largely or entirely based on comparative tax advantages.”31 The House Report provides a non-exclusive list of examples of these “basic business transactions,” including (i) a U.S. person’s choice between utilizing a foreign corporation or a domestic corporation to make a foreign investment, (ii) the choice to enter a transaction or series of transactions that constitute a corporate organization or reorganization under subchapter C, and (iii) the choice to utilize a related-party entity in a transaction, provided that other applicable standards (presumably including Section 269) are met.32 The choice of the Fund to conduct its commodities trading activity through the Subsidiary should constitute a “basic business transaction” to which Congress did not intend Section 7701(o) to apply.

[25]	Daniel E. Rogers, 34 TCM 1254, 1256 (1975). See, e.g., Elot H. Rafferty Farms, Inc. v. United States, 511 F.2d 1234, 1238 (8th Cir. 1975) (cert. denied); O'Neill v. Commissioner, 271 F.2d 44, 49 (9th Cir. 1959) ; Carver v. United States, 412 F.2d 233, 236 (Ct. Cl. 1969) .
[26]	See Nutt v. Commissioner, 39 T.C. 231 (1962); Siegel v. Commissioner, 45 T.C. 566 (1966).
[27]	Courts have determined that the business activity leg of the Moline test excludes activity whose sole purpose is tax avoidance. See ASA Investerings Partnership, et al. v. Commissioner, 201 F.3rd 505 (D.C. Cir. 2000).
[28]	See Jackel, "Subchapter K and the Codified Economic Substance Doctrine," Tax Notes, July 19, 2010, p. 321, Doc 2010-13951, or 2010 TNT 138-4 (arguing that the Moline test for entity validity "should be treated as separate and distinct from the economic substance doctrine and, as a result, the economic substance doctrine should not be treated as relevant to this type of transaction").
[29]	One commentator has noted that there is no “official” legislative history to Section 7701(o). This view is based on the fact the only reports issued were the House Report and the JCT Report. The commentator asserts that legislative history is considered to be a House Conference Report, which was not issued for Section 7701(o). See Jasper L. Cummings Jr., Economic Substance Doctrine Defense Plan, 2011 TNT 35-9 (Feb. 22, 2011).
[30]	H.R. Report 111-443 at 292.
[31]	H.R. Rep. 111-443 at 296.
[32]	Id. at 296.

Conclusion

Based upon the factual representations and assumptions and legal analysis set forth above, and subject to the limitations set forth below, it is our opinion that subpart F income derived by the Fund from its investment in the Subsidiary should constitute qualifying income for the Fund under Section 851(b)(2).

* * * * *

This opinion represents our legal judgment, and it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues. We express no opinion relating to any federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of our opinion. We also express no opinion regarding tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations under it, and current administrative positions and judicial decisions. Those laws, regulations, administrative positions and judicial decisions are subject to change at any time. Further published IRS guidance on the subject of this opinion may be forthcoming. Any such changes could affect the validity of the opinion set forth above. Also, future changes in federal tax laws and the interpretation thereof can have retroactive effect.

Very truly yours,

/s/ Davis Graham & Stubbs LLP

DAVIS GRAHAM & STUBBS LLP